EXHIBIT 99.1

Innate Pharma Reports Full Year 2019 Financial Results and Business Update

  Innate globally expands its capital markets presence with a successful NASDAQ IPO and Global Offering that provided gross proceeds of $79.1 million (€71.5 million1)
  Monalizumab to advance to a Phase III clinical trial in combination with cetuximab in IO-pretreated head and neck cancer patients
  Monalizumab expansion cohorts in IO-pretreated and IO-naïve patients are on track to deliver preliminary data in 2020
  Innate resumes the enrollment of lacutamab Phase II clinical trial for patients with Sézary syndrome and mycosis fungoides in France and in the UK
  Cash position of €255.9 million2 as of December 31, 2019

MARSEILLE, France, March 10, 2020 (GLOBE NEWSWIRE) -- Innate Pharma SA (Euronext Paris: IPH – ISIN: FR0010331421; Nasdaq: IPHA) (“Innate” or the “Company”) today reported its consolidated financial results for the year ending December 31, 2019. The consolidated financial statements are attached to this press release.

“2019 was a defining moment for Innate Pharma, as we successfully executed our Nasdaq listing in the US and announced plans to advance the Company’s first molecule into Phase III, monalizumab. In addition, we started building out our commercial infrastructure in the US. Collectively, these achievements marked a significant step in raising the Company’s global profile and executing on our corporate, clinical and commercial strategy,” commented Mondher Mahjoubi, Chief Executive Officer of Innate Pharma. “We thank our employees and all of our external stakeholders who have contributed to Innate’s success. We look forward to another exciting year ahead where we’ll continue to deliver on our broad and balanced portfolio, and work to get innovative medicines to patients as quickly as possible.”

Webcast and conference call will be held today at 2:00pm CET (9:00am EST)
Dial in numbers:
France and International: +33 (0)1 76 70 07 94  US only: + 1 866 966 1396
Conference ID: 3963709#

The presentation and access to the live webcast will be available on Innate Pharma’s website 30 minutes ahead of the conference.

A replay will be available on Innate Pharma’s website after the conference call.

Financial highlights for 2019:

The key elements of Innate’s financial position and financial results as of and for the year ended December 31, 2019 are as follows:

  Cash, cash equivalents, short-term investments and financial assets amounting to €255.9 million (€m) as of December 31, 2019 (€202.7m as of December 31, 2018), including non-current financial instruments amounting to €37.0m (€35.2m as of December 31, 2018).
    Net proceeds of €66.0m from the Company’s global offering in October 2019, including its initial public offering on the Nasdaq Global Select Market.
    Net proceeds of €44.9m from the final payments under the October 2018 agreements with AstraZeneca, after payments received from AstraZeneca and payments made to AstraZeneca, Novo Nordisk A/S and Orega Biotech.
  As of December 31, 2019, financial liabilities amounted to €18.7m (€4.5m as of December 31, 2018) as a result of the draw down in August 2019 of the remaining portion of €13.9m of the €15.2m loan granted in July 2017 by Société Générale.
  Revenue and other income amounted to €85.8m in 2019 (2018: €94.0m) and mainly comprise:
    Revenue from collaboration and licensing agreements mainly resulting from the spreading of the upfront and opt-in payments received from AstraZeneca. Revenue from collaboration and licensing agreements for monalizumab decreased by €19.0m to €42.5m in 2019 (2018: €61.5m), primarily due to its exercise of the option by AstraZeneca in October 2018 which resulted in a catch up additional revenue of €32.0m in 2018. Revenue from collaboration and licensing agreements for IPH5201 increased by €3.2m to €18.8m in 2019 (2018: €15.6m). Revenue from invoicing of R&D costs for IPH5401 and IPH5201 was €6.9m in 2019 (2018: €2.2m).
    Research tax credit increased by €3.2m to €16.7m (2018: €13.5m) mainly as a result of an increase in the amortization expense for the intangible assets related to acquired licenses (monalizumab, Lumoxiti, IPH5201).
  Operating expenses of €104.6m in 2019 (2018: €87.7m), of which 75.3% are related to research and development (R&D).
    R&D expenses increased by €9.3m to €78.8m in 2019 (2018: €69.6m), including amortization expenses of €15.5m in 2019 (2018: €6.7m). This increase in amortization expenses is primarily due to the full year impact of the amortization of Lumoxiti and IPH5201.
    Selling, general and administrative (SG&A) expenses increased by €7.7m to €25.8m in 2019 (2018: €18.1m) in the context of the structuration of the US subsidiary and commercialization of Lumoxiti as well as general reinforcement of support functions in light of Innate’s corporate evolution.
  The Lumoxiti distribution agreement generated a net loss of €8.2m in 2019 (2018: loss of €1.1m). In 2019, the Company had a cost sharing mechanism with AstraZeneca that will be reimbursed in 2020.
  A net loss of €20.8m in 2019 (2018: net income of €3.0m).

The table below summarizes the IFRS consolidated financial statements as of and for the year ended December 31, 2019, including 2018 comparative information.

In thousands of euros, except for data per share	December 31, 2019(1)	December 31, 2018
Revenue and other income	85,814	93,952
Research and development	(78,844)	(69,555)
Selling, general and administrative	(25,803)	(18,142)
Operating expenses	(104,647)	(87,697)
Net income (loss) from distribution agreements	(8,219)	(1,109)
Operating income (loss)	(27,052)	5,146
Net financial income (loss)	6,293	(2,427)
Income tax expense	-	333
Net income (loss)	(20,759)	3,049
Weighted average number of shares outstanding (in thousands)	66,908	58,776
Basic income (loss) per share	(0.31)	0.05
Diluted income (loss) per share	(0.30)	0.05

	December 31, 2019(1)	December 31, 2018
Cash, cash equivalents and financial asset	255,869	202,712
Total assets	401,361	451,216
Shareholders’ equity	217,416	167,240
Total financial debt	18,723	4,522

(1) The consolidated financial statements as of and for the year ended December 31, 2019 include impacts of the first-time application of IFRS 16 that became applicable on January 1, 2019. The Company applied the modified retrospective transition method; therefore the comparative consolidated financial information as of and for the year ended December 31, 2018 has not been restated.

Pipeline highlights:

Monalizumab (anti-NKG2A antibody), partnered with AstraZeneca:

  On September 26, the Company announced AstraZeneca will advance monalizumab in combination with cetuximab in head and neck patients in a Phase III trial. The trial will test monalizumab in combination with cetuximab in IO-pretreated patients suffering from recurrent or metastatic (R/M) squamous cell carcinoma of the head and neck (SCCHN). Innate is eligible to a $100m milestone payment from AstraZeneca upon dosing of the first patient in this first Phase III clinical trial for monalizumab.
  Two Phase II expansion cohorts testing monalizumab and cetuximab combination are currently ongoing, in IO-pretreated (expansion cohort 2) and IO-naïve (expansion cohort 3) R/M SCCHN patients. These cohort expansions are supported by the Phase II data, published at the ESMO 2019 Congress. In a cohort of 40 SCCHN patients previously treated with chemotherapy alone (IO-naïve) or chemotherapy followed by PD-1/L1 checkpoint inhibitors (IO-pretreated), the combination of monalizumab and cetuximab demonstrated a manageable safety profile and a response rate of 27.5% (36% and 17% in IO-naïve and IO-pretreated patients, respectively).
  In the first half of 2020, preliminary efficacy data will be showcased from the expansion cohort 2 that included 40 additional IO-pretreated patients.
  Additionally, preliminary efficacy data from the ongoing expansion cohort 3 is expected in the second half of 2020, evaluating the combination of monalizumab, cetuximab and durvalumab in IO-naïve patients.

Lacutamab (IPH4102, anti-KIR3DL2 antibody):

  In June 2019, the first patient was dosed in the TELLOMAK clinical trial, an international, open-label, multi-cohort Phase II study evaluating the efficacy and safety of IPH4102 in patients with different subtypes of T-cell lymphoma, including Sézary syndrome, mycosis fungoides (MF) and peripheral T-cell lymphoma (PTCL).
  Since November 2019, the Company has been in ongoing discussions with US and European national regulatory authorities regarding Good Manufacturing Practice (GMP) deficiencies at the Company’s manufacturing subcontractor site that managed the fill and finish operations of the lacutamab clinical vials for TELLOMAK. As of today:
    France and UK: The Company has reactivated the TELLOMAK trial in Sézary syndrome and MF in France and in the UK, following authorization by the respective national authorities. Since standard of care options are available to patients with PTCL, the Company has decided not to enroll further patients in the trial until a new GMP-certified batch is available. However, currently enrolled patients from all cohorts can continue treatment in the trial.
    US, Spain, Germany, and Italy: TELLOMAK remains on partial clinical hold in the US, in addition to Spain and Germany, based on recent feedback from the respective regulatory authorities. This means that currently enrolled patients can continue treatment in the trial; however, no new patients can enroll in the trial until a new GMP-certified batch is available. The clinical trial has been suspended in Italy.
  There was no safety issues related to the trial medication. This is consistent with the review conducted by the Independent Data Monitoring Committee (IDMC), which concluded there were no safety issues related to lacutamab, and the product appeared to be well-tolerated among current patients enrolled in the trial.
  The Company is working to transfer the lacutamab fill and finish manufacturing to other contract manufacturing organizations (CMOs). It anticipates that a new clinical GMP-certified batch should be available in the second half of 2020.
  The Company will continue to work with the US Food and Drug Administration and other European national regulatory agencies to get the trial fully reactivated as quickly as possible. In addition, the Company is evaluating other potential options in PTCL and will provide a further update in due time.

IPH5401 (anti-C5aR antibody):

  At the European Society for Medical Oncology (ESMO) 2019 Congress in September, Innate presented encouraging data from the STELLAR 001 dose-escalation study (n=14). The combination of IPH5401 and durvalumab was well tolerated. Early activity signals were observed in hepatocarcinoma (HCC) and non-small cell lung cancer (NSCLC) patients; of interest, both tumor types are characterized by a high expression of the C5a receptor. One confirmed partial response was reported in a HCC patient with prior progression after nivolumab and one prolonged stable disease (40 weeks) was reported in a NSCLC patient with prior progression after nivolumab.
  Expansion cohorts of this trial were initiated in patients with IO-pretreated NSCLC and IO-naïve HCC, as provided by the protocol. The Company initiated an additional cohort in IO-pretreated HCC patients. Preliminary data from the first two expansion cohorts is expected in the second half of 2020.

Lumoxiti (CD22-directed immunotoxin):

  In 2019, Innate started its US operations to support the commercialization of Lumoxiti in the US. Jennifer Butler, EVP and US General Manager, was hired in March 2019 and the US operations site was selected in Rockville, Maryland, USA.
  In December 2019, at the 61st American Society of Hematology (ASH) Annual Meeting in Orlando, USA, the Innate team shared new, long-term data from the pivotal Phase III trial of Lumoxiti in relapsed/refractory hairy cell leukemia, which expanded on the efficacy results and confirmed the safety profile of the medicine.
  The Market Authorization Application for Lumoxiti was accepted for review by the European Medicines Agency (EMA).
  Early in March 2020, the Biologics License Application (BLA) for Lumoxiti was transitioned from AstraZeneca to Innate. Furthermore, all marketing and digital activities have transitioned. Patient support services will transition in the first half of 2020 and an Innate US distribution channel will be in place by end of year.

IPH5201 (anti-CD39 antibody), partnered with AstraZeneca:

  In 2019, an IND was successfully submitted by AstraZeneca for IPH5201.
  In February 2020, the multicenter, open-label, dose-escalation Phase I trial evaluating IPH5201 as monotherapy or in combination with durvalumab (anti-PD-L1) with or without oleclumab (anti-CD73) in advanced solid tumors started. Following the dosing of the first patient on March 9, 2020 in the IPH5201 Phase I clinical trial, AstraZeneca will make a $5 million milestone payment to Innate under the companies’ October 2018 multi-product oncology development collaboration. Innate will make a €2.7 million milestone payment to Orega Biotech SAS pursuant to Innate’s exclusive licensing agreement.

Preclinical Update:

  In October 2019, Innate announced the publication of a review article in Nature, “Harnessing Innate Immunity in Cancer Therapy,” authored by Innate Pharma scientists, including Eric Vivier, CSO, in partnership with other leading scientists. The article focused on cancer-immune interactions that now place innate immune cells as critical players in the fight against cancers.

Corporate Update:

  In February 2020, Odile Laurent was promoted to Vice President of Human Resources and is a permanent member of the executive committee. Ms. Laurent brings more than 20 years of pharmaceutical industry experience to Innate, in addition to HR experience acquired in other industries with multi-site and international business units.
  In October 2019, Innate successfully completed its global offering, including its initial public offering on the Nasdaq Global Select Market, raising approximately $79.1 million (€71.5 million3) in gross proceeds from the sale of American Depositary Shares (ADS) in the United States and a European Private Placement of ordinary shares. The global offering resulted in the issuance of 14,375,000 new ordinary shares, comprising 9,922,227 ADSs, at an offering price of $5.50 per ADS, and 4,452,773 ordinary shares in a concurrent European private placement (including France) at an offering price of €4.97 per ordinary share. Each ADS represents one ordinary share.
  In December 2019, Innate announced its certification as a great work place by the independent institute, Great Place to Work®, a global authority on workplace culture, employee experience and leadership behaviors.

Post period event:

  In the fourth quarter of 2019, AstraZeneca filed a Market Authorization Application for Lumoxiti to the European Medicines Agency (EMA) that was accepted for review. This triggered a $15.0 million milestone (€13.4 million), which was paid to AstraZeneca in January 2020.

About Innate Pharma:

Innate Pharma S.A. is a commercial stage oncology-focused biotech company dedicated to improving treatment and clinical outcomes for patients through therapeutic antibodies that harness the immune system to fight cancer.

Innate Pharma’s commercial-stage product, Lumoxiti, in-licensed from AstraZeneca in the US, EU and Switzerland, was approved by the FDA in September 2018. Lumoxiti is a first-in class specialty oncology product for hairy cell leukemia. Innate Pharma’s broad pipeline of antibodies includes several potentially first-in-class clinical and preclinical candidates in cancers with high unmet medical need.

Innate has been a pioneer in the understanding of natural killer cell biology and has expanded its expertise in the tumor microenvironment and tumor-antigens, as well as antibody engineering. This innovative approach has resulted in a diversified proprietary portfolio and major alliances with leaders in the biopharmaceutical industry including Bristol-Myers Squibb, Novo Nordisk A/S, Sanofi, and a multi-products collaboration with AstraZeneca.

Based in Marseille, France, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com

Information about Innate Pharma shares:

ISIN code Ticker code LEI	FR0010331421 Euronext: IPH Nasdaq: IPHA 9695002Y8420ZB8HJE29

Disclaimer:

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995.The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s commercialization efforts and the Company’s continued ability to raise capital to fund its development. For an additional discussion of risks and uncertainties which could cause the company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s final prospectus dated October 16, 2019, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

For additional information, please contact:

Investors Innate Pharma Danielle Spangler Tel.: +1 917 608 1134 Danielle.Spangler@innate-pharma.com Jérôme Marino Tel.: +33 (0)4 30 30 30 30 investors@innate-pharma.com	Media Innate Pharma Tracy Rossin (Global/US) Tel.: +1 240 801 0076 Tracy.Rossin@innate-pharma.com ATCG Press Marie Puvieux (France) Tel.: +33 (0)9 81 87 46 72 innate-pharma@atcg-partners.com

Summary of Consolidated Financial Statements and Notes
as of December 31, 2019

Consolidated Statements of Financial Position
(in thousand euros)

	December 31, 2019(1)	December 31, 2018

Assets

Cash and cash equivalents	202,887	152,314
Short-term investments	15,978	15,217
Trade receivables and others - current	18,740	152,112
Total current assets	237,605	319,643

Intangible assets	96,968	84,529
Property and equipment	11,672	10,216
Non-current financial assets	37,005	35,181
Other non-current assets	89	86
Deferred tax assets	1,286	1,561
Trade receivables and others - non-current	16,737	-
Total non-current assets	163,756	131,574

Total assets	401,361	451,216

Liabilities
Trade payables and others	49,504	91,655
Collaboration liabilities – Current portion	21,304	20,987
Financial liabilities – Current portion	2,130	1,347
Deferred revenue – Current portion	48,770	82,096
Provisions – Current portion	114	652
Total current liabilities	121,822	196,737

Collaboration liabilities – Non current portion	-	10,669
Financial liabilities – Non-current portion	16,593	3,175
Defined benefit obligations	3,760	3,697
Deferred revenue – Non-current portion	40,342	68,098
Provisions – Current portion	142	38
Deferred tax liabilities	1,286	1,561
Total non-current liabilities	62,123	87,238

Share capital	3,941	3,197
Share premium	369,617	299,932
Retained earnings	(134,912)	(137,840)
Net income (loss)	(20,759)	3,049
Other reserves	(472)	(1,099)
Total shareholders’ equity	217,416	167,240

Total liabilities and shareholders’ equity	401,361	451,216

(1) The consolidated financial statements as of and for the year ended December 31, 2019 include impacts of the first-time application of IFRS 16 that became applicable on January 1, 2019. The Company applied the modified retrospective transition method; therefore the comparative consolidated financial information as of and for the year ended December 31, 2018 has not been restated. The impact of the standard application in Innate’s Consolidated Statement of Financial Position as of December 31, 2019 was an increase in “Property and equipment” of €1.8m and an increase of €2.0m in “Financial liabilities”.

Consolidated Statements of Income (loss)
(in thousand euros)

	December 31, 2019(1)	December 31, 2018

Revenue from collaboration and licensing agreements	68,974	79,892
Government financing for research expenditures	16,840	14,060

Revenue and other income	85,814	93,952

Research and development expenses	(78,844)	(69,555)
Selling, general and administrative expenses	(25,803)	(18,142)

Operating expenses	(104,647)	(87,697)

Net income (loss) from distribution agreements	(8,219)	(1,109)
Operating income (loss)	(27,052)	5,146

Financial income	11,269	6,002
Financial expenses	(4,976)	(8,429)
Net financial income (loss)	6,293	(2,427)

Net income (loss) before tax	(20,759)	2,718

Income tax expense	-	333

Net income (loss)	(20,759)	3,049

Net income (loss) per share:
(in € per share)
- basic income (loss) per share	(0.31)	0.05
- diluted income (loss) per share	(0.30)	0.05

(1) The consolidated financial statements as of and for the year ended December 31, 2019 include the impacts of the first application of IFRS 16 standard that became applicable on January 1, 2019. The comparative consolidated financial statements as of and for the year ended December 31 2018 have not been restated.

Consolidated Statements of Cash Flows
(in thousand euros)

	December 31, 2019(1)	December 31, 2018
Net income (loss)	(20,759)	3,049
Depreciation and amortization	16,529	7,401
Employee benefits costs	685	477
Provisions for charges	(484)	(322)
Share-based compensation expense	3,826	2,707
Change in valuation allowance on financial assets	(4,065)	3,786
Gains (losses) on financial assets	(280)	(1,341)
Change in valuation allowance on financial assets	(237)	152
Gains (losses) on assets and other financial assets	(1,290)	(1,445)
Interest paid	204	102
Other profit or loss items with no cash effect	550	-
Operating cash flow before change in working capital	(5,321)	14,566
Change in working capital	40,245	(47,096)
Net cash generated from / (used in) operating activities:	34,924	(32,529)
Acquisition of intangible assets, net	(64,130)	(556)
Acquisition of property and equipment, net	(1,271)	(873)
Disposal of property and equipment	-	22
Disposal of other assets	(10)	25
Disposal of current financial instruments	-	2,704
Disposal of non-current financial instruments	2,000	21,513
Interest received on financial assets	1,290	1,445
Net cash generated from / (used in) investing activities:	(61,543)	24,279
Proceeds from the exercise / subscription of equity instruments	44	111
Increase in capital, net	66,006	62,557
Proceeds from borrowings	13,900
Repayment of borrowings	(1,982)	(1,343)
Net interest paid	(204)	(102)
Net cash generated from financing activities:	77,765	61,222
Effect of the exchange rate changes	5	(26)
Net increase / (decrease) in cash and cash equivalents:	50,572	52,946
Cash and cash equivalents at the beginning of the year:	152,314	99,367
Cash and cash equivalents at the end of the six-months period:	202,887	152,314

(1) The consolidated financial statements as of and for the year ended December 31, 2019 includes impacts of the first-time application of IFRS 16 that became applicable on January 1, 2019. The Company applied the modified retrospective transition method; therefore the comparative consolidated financial information as of and for the year ended December 31, 2018 has not been restated.

Revenue and other income

The following table summarizes operating revenue for the periods under review:

In thousands of euro	December 31, 2019	December 31, 2018
Revenue from collaboration and licensing agreements	68,974	79,892
Government financing for research expenditures	16,840	14,060
Revenue and other income	85,814	93,952

Revenue from collaboration and licensing agreements

Revenues from collaboration and licensing agreements decreased by €10.9 million, or 13.7%, to €69.0 million for the year ended December 31, 2019, as compared to €79.9 million for the year ended December 31, 2018. Revenue from collaboration and licensing agreements mainly result from the spreading of the upfront and opt-in payments received from AstraZeneca when the April 2015 and October 2018 agreements were signed. This spreading is based on the completion of the work the Company executed in relation to these agreements. The evolution in 2019 is mainly due to:

  A €19.0 million decrease in revenue related to monalizumab to €42.5 million for the year ended December 31, 2019, as compared to €61.5 million for the year ended December 31, 2018. This change is primarily due to the exercise of its option by AstraZeneca in October 2018, which resulted in a catch up additional revenue of €32.0 million in the year ended December 31, 2018. As of December 31, 2019, the deferred revenue related to monalizumab amounts to €62.7 million (€39.7 million as “Deferred revenue—Current portion” and €23.0 million as “Deferred revenue—Non-current portion”);
  A €3.2 million increase in revenue related to IPH5201 to €18.8 million for the year ended December 31, 2019, as compared to €15.6 million for the year ended December 31, 2018. This revenue is related to the partial recognition over a year of the $50.0 million non-refundable upfront payment received from AstraZeneca in 2018. As of December 31, 2019, the amount not yet recognized in revenue amounted to €9.1 million, classified as “Deferred revenue—Current portion”.
  A €4.7 million increase in revenue from invoicing of research and development costs to €6.9 million for the year ended December 31, 2019, as compared to €2.2 million for the year ended December 31, 2018. Pursuant to our agreements with AstraZeneca, clinical costs for the ongoing Phase I trial of IPH5401 in combination with durvalumab are equally shared between us and AstraZeneca and research and development costs related to IPH5201 are fully borne by AstraZeneca.

Government funding for research expenditures

Government funding for research expenditures increased by €2.8 million, or 19.8%, to €16.8 million for the year ended December 31, 2019, as compared to €14.1 million for the year ended December 31, 2018. This change is primarily a result of an increase in the research tax credit of €3.2 million, which is mainly due to an increase in the amortization expense relating to the intangible assets related to the acquired licenses (see R&D expenses).

The research tax credit is calculated as 30% of the amount of research and development expenses, net of grants received, eligible for the research tax credit for the years ended December 31, 2019 and 2018. Following the loss of the SME status under European Union criteria as of December 31, 2019, the CIR for the tax year 2019 will be imputable on the tax expense of the following three tax years, or refunded if necessary at the end of this delay.

Operating expenses

The table below presents our operating expenses for the years ended December 31, 2019 and 2018.

In thousands of euros	December 31, 2019	December 31, 2018
Research and development expenses	(78,844)	(69,555)
Selling, general and administrative expenses	(25,803)	(18,142)
Operating expenses	(104,647)	(87,697)

Research and development expenses

Research and development (“R&D”) expenses increased by €9.3 million, or 13.4%, to €78.8 million for the year ended December 31, 2019, as compared to €69.6 million for the year ended December 31, 2018. R&D expenses represented a total of 75.3% and 79.4% of the total operating expenses for the years ended December 31, 2019 and 2018, respectively.

They include direct R&D expenses (subcontracting costs and consumables), depreciation and amortization, and personnel expenses. Direct expenses decreased by €2.3 million, or 3.8%, to €44.4 million for the year ended December 31, 2019, as compared to €46.1 million for the year ended December 31, 2018. This evolution resulted from a decrease in chemical, manufacturing and control costs for some of our clinical products, in relation to the phasing of clinical batches production which more than offset the evolution of the other expenses linked to the development and progress of our portfolio. Depreciation and amortization expenses increased by €8.8 million, or 131.2%, to €15.5 million for year ended December 31, 2019, as compared to €6.7 million for the year ended December 31, 2018. This variance results from the increase in amortization expenses relating to monalizumab (as a result of the additional consideration paid to Novo Nordisk A/S and recognized in 2018 following the exercise of its option by AstraZeneca), IPH5201 and Lumoxiti intangible assets (of which the amortization began in October 2018). Personnel expenses including share-based compensation to our employees and consultants allocated to R&D increased by €1.7 million, or 11.7%, to €15.9 million for the year ended December 31, 2019, as compared to €14.2 million for the year ended December 31, 2018. This increase is the cumulative impact of increases in wages and salaries, exceptional bonus in 2019 and increase in share-based payments. As of December 31, 2019 and 2018, we had 162 and 154 employees engaged in R&D activities, respectively.

Selling, general and administrative expenses

Selling, general and administrative (“SG&A”) expenses increased by €7.7 million, or 42.2%, to €25.8 million for the year ended December 31, 2019, as compared to €18.1 million for the year ended December 31, 2018. SG&A expenses represented a total of 24.7% and 20.7% of the total operating expenses for the years ended December 31, 2019 and 2018, respectively.

Personnel expenses (including share-based compensation) include the compensation paid to our employees and consultants, and increased by €3.0 million, or 39.1%, to €10.6 million for the year ended December 31, 2019, as compared to €7.6 million for the year ended December 31, 2018. This increase mainly results from a rise in wages and salaries, resulting from the increase in staff. As of December 31, 2019, we had 65 employees in selling, general and administrative functions, to be compared to 41 employees as of December 31, 2018 (+59%). This results in part from the development of our commercial activities in the United States, including the recruitment of commercial team, as well as the Company reinforcing its General & Administrative support functions in light of its corporate evolution.

SG&A expenses also include non-scientific advisory and consulting expenses which mostly consist of auditing, accounting, taxation, legal, business and hiring fees. Non-scientific advisory and consulting expenses increased in 2019 as a result of the structuration of the US subsidiary and the commercialization of Lumoxiti. Other expenses are related to intellectual property, maintenance costs for laboratory equipment and our headquarters, depreciation and amortization and other general and administrative expenses.

Net income (loss) from distribution agreements

When product sales are performed by a partner in the context of collaboration or transition agreements, the Company must determine if the partner acts as an agent or a principal. The Company concluded that AstraZeneca acts as a principal in the context of the production and commercialization of Lumoxiti. Consequently, the global inflows and outflows received from or paid to AstraZeneca are presented on a single line in the statement of income of Innate Pharma. This amount does not include the research and development costs which are recognized as R&D operating expenses.

We recognized a net loss of €8.2 million from the Lumoxiti distribution agreement in the year ended December 31, 2019, to be compared to a net loss of €1.1 million for the year ended December 31, 2018, which reflected revenue from sales of Lumoxiti in the period, less administrative and selling expenses associated with the sales revenue allocated to us, in the context of the launch of the drug. As a reminder, Lumoxiti’s commercial launch in the US took place in November 2018 (whereas recognized over 12 months in 2019) and the drug is in the ramp-up phase. In 2019, the Company had a cost sharing mechanism with AstraZeneca that will be reimbursed in 2020. The transition period is expected to end in 2020.

Financial income (loss), net

The net financial result increased by €8.7 million to a €6.3 million gain for the year ended December 31, 2019, as compared to €2.4 million loss for the year ended December 31, 2018. This increase is mainly explained by a €4.1 million gain relating to the change in valuation allowance on financial instruments (2018: €3.8 million loss)

Balance sheet items

Cash, cash equivalents, short-term investments and financial assets (current and non-current) amounted to €255.9 million as of December 31, 2019, as compared to €202.7 million as of December 31, 2018. Net cash as of December 31, 2019 (cash, cash equivalents and current financial assets less current financial liabilities) amounted to €216.7 million (€166.2 million as of December 31, 2018).

The other key balance sheet items as of December 31, 2019 are:

  Deferred revenue of €62.7 million (including €39.7 million booked as ‘Deferred revenue –current portion’) and collaboration liabilities of €21.3 million (booked as ‘Collaboration liability –current portion’) relating to the remainder of the initial payment received from AstraZeneca with respect to monalizumab, not yet recognized as revenue or used to co-fund the research and the development work performed by AstraZeneca;
  Deferred revenue of €9.1 million relating to the remainder of the initial payment relating to IPH5201, entirely classified as ‘Deferred revenue – current portion’;
  Deferred revenue of €17.4 million relating to the initial payment for preclinical molecules, entirely classified as ‘Deferred revenue – non-current portion’;
  Intangible assets for a net book value of €97.0 million, mainly corresponding to the rights and licenses relating to the acquisitions relating to the monalizumab, IPH5201, IPH5401 and Lumoxiti programs;
  Non-current receivables from the French government in relation to the research tax credit for 2019 of €16.7 million;
  Shareholders’ equity of €217.4 million, including the net loss of the period of €20.8 million;
  Financial liabilities amounting to €18.7 million (€4.5 million as of December 31, 2018) as a result of the draw down in August 2019 of the remaining portion of €13.9 million of the €15.2 million loan granted in July 2017 by Société Générale.

Cash-flow items

The net cash flow generated over the year ended December 31, 2019 amounted to €50.6 million, compared to a net cash flow of €52.9 million for the year ended December 31, 2018.

The net cash flow generated during the period under review mainly results from the following:

  Net cash generated from operating activities of €34.9 million, mainly resulting from the €108.8 million proceeds relating to the IPH5201 agreement signed with AstraZeneca in October 2018 and the option exercise relating to monalizumab, partly offset by the net cash consumption in operating activities;
  Net cash used in investing activities for an amount of €62.1 million, mainly resulting from the payment to AstraZeneca relating to the acquisition of Lumoxiti ($50.0 million or €43.8 million), a payment to Novo Nordisk A/S following the exercise by AstraZeneca of its option on monalizumab ($15.0 million or €13.1 million) and a payment to Orega Biotech for the anti-CD39 program (€7.0 million);
  Net cash generated by financing activities for an amount of €77.8 million, mainly resulting from the net proceeds of the global offering, including the IPO on the Nasdaq Global Market, completed in October by the Company.

Post period events

On November 22, 2019, AstraZeneca submitted to the European Medicines Agency (EMA) the Marketing Authorization Application (MAA) relating to the commercialization of Lumoxiti in Europe. According to the agreement related to Lumoxiti with AstraZeneca, AstraZeneca is entitled to a $15.0 million milestone (€13.4 million), which was paid by the Company in January 2020.

On January 10, 2020, the Company signed an amendment to its lease in order to expand its premises. This amendment also extends the duration of the contractual commitment. The effective date of this addendum is January 15, 2020. Consequently, and following the application of IFRS 16 standard, the impact on the consolidated financial statements are the following: recognition of a right of use (asset) of €1.2 million and a lease liability of €1.1 million.

On March 9, 2020, the first patient in the multicenter, open-label, dose-escalation Phase I trial evaluating IPH5201 as monotherapy or in combination with durvalumab (anti-PD-L1) with or without oleclumab (anti-CD73) in advanced solid tumors was dosed. Upon the first patient dosed in the IPH5201 Phase I clinical trial, AstraZeneca will make a $5 million milestone payment to Innate under the companies’ October 2018 multi-product oncology development collaboration. Innate will make a €2.7 million milestone payment to Orega Biotech SAS pursuant to Innate’s exclusive licensing agreement.

Nota

The consolidated financial statements for the year ended December 31, 2019 have been reviewed by our Statutory Auditors and were approved by the Executive Board of the Company on March 9, 2020. They were reviewed by the Supervisory Board of the Company on March 9, 2020. The statutory auditors’ report is in the process of being issued.

Risk factors

Risk factors identified by the Company are presented in the section 3 of the registration document (“Universal Registration Document”) submitted to the French stock-market regulator, the “Autorité des Marchés Financiers”, on September 20, 2019 as well as in the Risk Factors section of its prospectus filed with the US stock market regulator, the Securities and Exchange Commission, on October 18, 2019.

1 Based on an exchange rate of €1 = $1.1065 on October 16, 2019
2 Including short term investments (€16.0m) and non-current financial instruments (€37.0m)
3 Based on an exchange rate of €1 = $1.1065 on October 16, 2019